                                                                      Exhibit 20


                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                      COUNTY DEPARTMENT, CHANCERY DIVISION


 ------------------------------------X
                                     :
EPSTEIN FAMILY TRUST, dated          :
December 7, 1992, Eleanor Epstein,   :
Jerry Epstein and Benny Buchansky,   :
Trustees,                            :
                                     :
                 Plaintiffs,         :                 Civil Action No.
                                     :                   97 CH 014379
                                     :
     -against-                       :
                                     :
SAFETY-KLEEN CORP., PAUL SCHRAGE,    :                 CLASS ACTION COMPLAINT
DONALD BRINCKMAN, RICHARD T.         :                 ----------------------
FARMER, MARCIA WILLIAMS, GORDON      :
WOOD, RUSSELL GWILLIM, EDGAR         :
JANNOTTA and KARL OTZEN,             :
                                     :
                 Defendants.         :
                                     :
-------------------------------------X

          Plaintiff, the Epstein Family Trust, dated December 7, 1992, Eleanor Epstein, Jerry Epstein and Benny Buchansky, Trustees (the "Epstein Family Trust"), by its undersigned attorneys, alleges for its Complaint, upon information and belief (except as to paragraph 1 hereof, which is alleged upon personal knowledge), as follows:

                               SUMMARY OF ACTION
                               -----------------

          1. Plaintiff brings this action on behalf of itself and all other shareholders of defendant Safety-Kleen Corp. ("Safety-Kleen" or the "Company") against Safety-Kleen and the directors of Safety-Kleen for breaching their fiduciary duties to Safety-Kleen's public shareholders. These defendants have been and are continuing to refuse to negotiate concerning an offer to Safety-Kleen shareholders (the "Offer") by Laidlaw Environmental Services, Inc. ("Laidlaw") to purchase Safety-Kleen for approximately $1.8 billion in cash and Laidlaw stock and assumed debt, despite the fact that the Offer represents a potential economic opportunity for Safety-Kleen's shareholders to realize the full value of their investment in Safety-Kleen. Defendants' refusal to negotiate with Laidlaw forecloses a potential opportunity for shareholders to realize the full value of their Safety-Kleen shares that would otherwise not be available to them. Plaintiff seeks, inter alia, an order enjoining defendants from summarily rejecting the Offer without giving it fair consideration, becoming fully informed as to the fairness of the Offer and taking all steps necessary to maximize shareholder value. Plaintiff further seeks an Order compelling defendants to fully and fairly inform Safety-Kleen's shareholders concerning the Offer.

                                  THE PARTIES
                                  -----------

          2. Plaintiff Epstein Family Trust owns shares of common stock of defendant Safety-Kleen and has been the owner continuously of such shares since prior to the wrongs complained of herein.

          3. Defendant Safety-Kleen is a Wisconsin corporation with its principal executive offices located at 1000 North Randall Road, Elgin, Illinois 60123-7857. Safety-Kleen provides environmental control services to auto-service stations, manufacturers and other industries in the cleaning and maintenance of small parts and equipment. The Company is also in the business of the recovery of oil and other fluids, re-refining of lubricating oils and the sale of paint refinishing products.

Safety-Kleen conducts business in this County. As of September 6, 1997, there were approximately 58,400,729 shares of Safety-Kleen common stock issued and outstanding. The Company's shares trade on the New York Stock Exchange.

          4. Defendants Edgar D. Jannotta, Donald W. Brinckman, Richard T. Farmer, Russell A. Gwillim, Karl G. Otzen, Paul D. Schrage, Marcia E. Williams and Gordon Wood are directors of the Company.

          5. The above-named individual defendants (collectively, the "Director Defendants"), as officers and/or directors of Safety-Kleen, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          6. Plaintiff brings this lawsuit on behalf of itself and as a class action, pursuant to Section 2-801 of the Rules governing the Courts of the State of Illinois, on behalf of all other common shareholders of Safety-Kleen, or their successors-in-interest, who are or will be harmed by defendants' actions as described below (the "Class"). Excluded from the Class are the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

          7. This action is properly maintainable as a class action for the following reasons, among others:

               (1) the Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are more than 58 million shares of Safety-Kleen common stock outstanding which are held by thousands of shareholders of record. The holders of these shares are believed to be geographically dispersed throughout the United States;

               (2) there are questions of law and fact which are common to members of the Class and which predominate over questions affecting only individual Class members. The common questions include, inter alia, the following:

                    1. whether defendants have engaged or are continuing to engage in conduct constituting unfair dealing to the detriment of the Class;

                    2. whether defendants are engaging in a plan or scheme to thwart and/or summarily reject offers that may maximize the value of shareholders' investment in Safety-Kleen to the detriment of the Class;

                    3. whether defendants are engaging in a plan or scheme to entrench themselves at the expense of public stockholders of Safety-Kleen and/or unfairly to obtain for themselves the benefits and perquisites of the Company;

                    4. whether defendants have breached fiduciary and other common law duties owed by them to the Class;

                    5. whether defendants have failed to take appropriate measures to ensure the realization of the maximum value of the Safety-Kleen stock held by the Class; and

                    6. whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below;

               (3) plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class;

               (4) plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

               (5) the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

               (6) defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole; and

               (7) plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          8. Throughout the latter part of 1996 and through early 1997, Safety-Kleen's earnings were stagnant and repeatedly failed to meet analyst expectations, due in large part to a slump in Safety-Kleen's oil-recovery business, which was losing money despite substantial investments in said business by the Company.

          9. On or about April 11, 1997, Safety-Kleen issued a press release announcing earnings for the Company's first fiscal quarter ended March 22, 1997. Net earnings were reported at $11.8 million, or $0.20 per share, down from $13.1 million, or $0.23 per share, for the first quarter of the prior fiscal year. In this press release, the Company also stated:

          As expected and announced in a company press release issued March 11, 1997, the company's Oil Recovery Services (ORS) earnings decreased reflecting the continued depressed pricing in the lube oil market. ORS reported a revenue increase of 8% compared with one year ago; however, it posted an after tax loss of approximately $730,000 compared to after tax earnings of $860,000 reported in the first quarter of 1996.

          10. On or about July 8, 1997, Safety-Kleen issued a press release announcing its fiscal second quarter results. In that press release, Safety-Kleen reported that its second quarter net income was $13.3 million, down 2% from $13.6 million in the prior year comparable quarter. Net earnings for the first two quarters of 1997 fell approximately 6% to $25.2 million, or $0.43 per share, from $26.7 million, or $0.46 per share, in the first half of 1996. The Company's President and Chief Executive Officer at the time, John Johnson, Jr., was quoted as saying that "The Company's margins have been impacted by the start-up costs associated with our new businesses. We believe these services will begin to contribute to the earnings momentum by year-end.

Our results also continue to be negatively affected by the depressed lube oil pricing...."

          11. In a press release, dated August 8, 1997, Safety-Kleen announced that its President and Chief Executive Officer, John Johnson, resigned effective immediately. Commenting on Johnson's sudden resignation, Safety-Kleen spokesman
Paul Wyche said, "there were a number of factors involved. . . .  The board took a look at historical performance and looked at performance today and were quite concerned about shareholder value." In the press release, Safety-Kleen also announced that it was exploring "strategic options" and had retained William Blair & Co. to explore those options. Such options included the sale of all or part of the Company.

          12. In connection with the Company's announcement of Johnson's resignation, Maureen Fisk, a Safety-Kleen spokesperson, stated that Safety-Kleen's board was not satisfied with the speed of recent efforts to boost profits. She also stated that Safety-Kleen "had plans for new business and goals we haven't met" and termed Johnson's resignation "a mutual decision."

          13. These announcements were a strong indication that Safety-Kleen now was poised for improved financial performance and that the Company was a likely acquisition candidate. Immediately the market reacted favorably to the improved financial results and to the possibility that a bidder for Safety-Kleen would emerge.

          14. The day of the August 8th announcement, Safety-Kleen's shares increased $1.75, or 9.8%, on approximately five times its average daily volume.

          15. On August 11, 1997, an article in The Wall Street Journal quoted a Safety-Kleen spokesman as saying that Mr. Johnson's departure was a "mutual decision" and "new leadership . . . was necessary to accelerate growth plans."

          16. On August 13, 1997, Standard & Poor's Credit Wire announced that it had revised the outlook on Safety-Kleen to "developing" from "positive" following Safety-Kleen's August 8, 1997 press release. The August 13, 1997 announcement stated that the:

          [r]atings on Safety-Kleen reflect its leading positions in several niches of the environmental services industry and prudent financial management . . . Business prospects are enhanced by a growth strategy focused on expanding existing operations, introducing related services, and entering new markets through acquisitions that would utilize the company's infrastructure. Indeed, performance has upward potential, benefiting from broadening of the customer base, leveraging the company's assets, and selective price increases. In addition, funds flow coverage of debt of about 55% and debt to capital of low 40% are somewhat strong for the rating, providing an added measure of flexibility for growth or rewarding shareholders.

          17. During August and September, 1997, Safety-Kleen's stock price consistently increased in response to the Company's improving financial condition and the possibility of an offer being made for Safety-Kleen (up from the $15-$17 range in June and July 1997). By September 25, 1997, Safety-Kleen stock closed at $23.8125 per share.

          18. On September 29, 1997, in a press release carried by the PR Newswire, Safety-Kleen announced results for its third quarter ended September 6, 1997. In the press release, Safety-Kleen reported that its revenue for the quarter was $230 million, an increase of 8% compared with the similar period in 1996. It also reported that Safety-Kleen's net earnings rose to $15.1 million, an increase of 8% over the $14 million reported in the third quarter of 1996. On a per share basis, earnings were $0.26 compared with $0.24 in the prior year comparable quarter, beating analyst estimates by $0.02 per share.

          19. On October 31, 1997, Safety-Kleen announced that it has acquired a majority stake in 3E Company, a company which provides businesses with 24 hour fax-on-demand and electronic data for environmental, health and safety information, regulatory reporting and inventory information; shipping documentation; emergency response guidance; poison control information and environmental services coordination. Commenting on the acquisition, defendant Brinckman said, "By combining Safety-Kleen's collection and recycling resources with 3E's electronic data network and outstanding people, we are providing one-stop convenience and value-added solutions for the hundreds of thousands of businesses we serve."

          20. On September 30, 1997, the Bloomberg News Service reported that Philip Services Corp. and Laidlaw were among the bidders for Safety-Kleen.

          21. As revealed in a letter, dated November 3, 1997, from Laidlaw to Safety-Kleen, from the time of Safety-Kleen's August 8th announcement that [Safety-Kleen] would explore strategic alternatives to enhance shareholder value, "[Laidlaw has] sought unsuccessfully, directly through phone calls to [Donald Brinckman, Safety-Kleen's Chairman and Chief Executive Officer] and indirectly through [Safety-Kleen's] advisors, to meet with [Safety-Kleen] to pursue the combination of [the two] companies." In that letter, James R. Bullock, the Chairman of Laidlaw, stated to Safety-Kleen Chairman, defendant
Brinckman:

          Six weeks ago, at the request of your financial advisor, we submitted a preliminary merger proposal to which you have yet to respond. Needless to say, we are frustrated by your continuing unwillingness to engage in constructive dialogue.

          As you are aware, your advisors have insisted that we sign an agreement that would permit us to propose strategic alternatives that maximize value for your shareholders only if you "shall have requested in writing in advance of the submission of such proposal". We have made clear on numerous occasions our willingness to sign a confidentiality agreement that protects nonpublic information you choose to share with us. In light of our experience to date, however, we will not sign any agreement that does not ensure that your shareholders have the opportunity to consider our offer and to maximize the value of their stock.

          In response to your continuing unwillingness to meet or commence discussions with us in a meaningful way, our Board of Directors today authorized and directed senior management of Laidlaw Environmental Services, Inc. to pursue the acquisition of Safety-Kleen Corp. We have executed commitment letters with the Toronto-Dominion Bank to provide all the necessary financing for this acquisition. We have engaged Bear Stearns & Co., Inc. and

          Raymond James and Associates Inc. to serve as our financial advisors and Katten Muchin and Zavis to serve as our legal counsel.

          Our offer for each share of Safety-Kleen Corp. is a combination of $14.00 in cash and 2.4 common shares of Laidlaw Environmental Services, Inc. stock. This represents approximately an 18.2% premium to Safety-Kleen's closing price on Friday and a 46% premium to Safety-Kleen's trading price prior to your August 8th announcement. Please note that our offer is not subject to due diligence or a financing contingency. We have fully committed financing sufficient to complete the combination. We believe our offer represents a full and fair price based on the publicly available information we have reviewed. However, should you be willing to meet with us, we are prepared to consider any additional information you may wish to provide that demonstrates that a higher valuation is warranted. We continue to prefer a negotiated transaction.

          Together our companies can create greater shareholder value that can either of us alone. We estimate annual cost savings and synergies will exceed $100 million. We believe the stock market will embrace this transaction and will reward the combined company with enhanced stock performance. Our offer ensures your shareholders participate in this exciting future.

          We believe it is in the best interests of our companies to proceed immediately to negotiate a definitive agreement, containing customary public company terms and conditions, and to consummate a transaction by year-end. Given the importance we place on this combination, we are prepared to commit the resources necessary to see its timely completion. We and our advisors would be pleased to meet you and your advisors in Chicago either later today or tomorrow to complete the necessary papers.

          In recognition of the strategic nature and compelling financial benefits of our proposed combination to your shareholders and our willingness to consider modifications to our offer as warranted, we expect you not to enter into any binding merger or similar agreement with any other party without first exploring with us the full merits of combining our two companies.

          Our Board of Directors unanimously supports this merger. We trust you and the other members of Safety-Kleen's Board of Directors will consider the best interests of Safety-Kleen's shareholders and will agree to meet with us promptly to achieve a mutually beneficial transaction.

          We look forward to hearing from you today.

          22. This letter makes clear that Safety-Kleen's board has refused to negotiate with Laidlaw, failed to maximize shareholder value, and has attempted to place unwarranted and improper restrictions on the bidding process for Safety-Kleen.

          23. On November 3, 1997, Safety-Kleen common stock closed at $21.94 per share.

          24. On November 4, 1997, Safety-Kleen issued a press release confirming that it had received an offer to be acquired by Laidlaw for $14 in cash plus 2.4 Laidlaw common shares for each share of Safety-Kleen. Laidlaw's common stock closed at $5 per share on November 4, 1997 making its Offer for Safety-Kleen worth approximately $26 per share, representing a significant premium to Safety-Kleen's closing price before the Offer was announced and a 46% premium to Safety-Kleen's trading price before the Company's August 8th announcement that it was exploring strategic alternatives.

          25. Safety-Kleen's response to the Offer represents the continuation of an improper and unlawful course of conduct commenced by the management of Safety-Kleen to favor their own interests over the interests of the public stockholders who own the larger majority part of the shares of the Company. These acts of Safety-Kleen management compel the conclusion that their primary interests is to protect their positions and perquisites, and that the Director Defendants have in the past and will continue to reject and oppose even bona fide and fair offers and negotiations to acquire Safety-Kleen.

          26. By failing to discuss acquisition proposals with legitimate potential acquirers, such as Laidlaw, the Director Defendants have not acted in the best interests of the Safety-Kleen stockholders.

          27. It is the Director Defendants' fiduciary obligation to take any steps necessary to maximize stockholder value, including, but not limited to, cooperating with any person or entity, such as Laidlaw, having a bona fide interest in proposing any transaction which would maximize stockholder value, including but not limited to a buyout or takeover of the Company. As reflected above, the Director Defendants have failed to do so.

          28. In refusing to give fair consideration to Laidlaw's interest in acquiring Safety-Kleen, defendants have violated their fiduciary duties owed to the public stockholders of Safety-Kleen and, instead, have acted to put their own personal interests ahead of the interests of the rest of Safety-Kleen's public stockholders. They have used and are using their control positions as officers and/or directors of Safety-Kleen for the purpose of entrenching themselves in their offices, to the detriment of plaintiff and the other members of the Class.

          29. The Offer presents plaintiff and the Class an outstanding opportunity to maximize the value of their Safety-Kleen shares for the following reasons, among others:

               (1) Safety-Kleen has struggled with declining or stagnant earnings and net income, as described above, as a result of which, in order to mollify the investing public, the Company announced it would explore "strategic options" and hire an investment advisor to consider such options, including the sale of all or part of the Company, thus signaling that the Company was "in play" as a potential acquisition target;

               (2) the market showed great enthusiasm for the August 8, 1997 announcement signaling that the Company was "in play" as a potential acquisition target, resulting in an increase in the price of Safety-Kleen's common shares of 9/8%; further, the Company's stock jumped $5 5/16 from $21 15/16 on November 3, 1997 to $26 5/8 on November 6, 1997 after the November 3 announcement of Laidlaw's Offer to acquire Safety-Kleen;

              (3) the Offer presents a possible opportunity to maximize shareholder value even in excess of the approximately $1.8 billion offered through negotiation of the Offer and putting Safety-Kleen up for auction; and

              (4) the Offer consisting of $14.00 in cash and 2.4 common shares of Laidlaw stock represents a premium of 18.2% to Safety-Kleen's closing price on Friday, October 31, 1997, before Laidlaw's Monday, November 3, 1997 letter to Safety-Kleen, and a 46% premium to Safety-Kleen's August 8, 1997 announcement of its intent to explore "strategic options".

                    CAUSE OF ACTION AGAINST ALL DEFENDANTS
                    --------------------------------------

          30. In light of the foregoing, the Director Defendants must, as their fiduciary obligations require:

               (1) Undertake an appropriate evaluation of Safety-Kleen's worth as an acquisition candidate;

               (2) Act independently so that the interests of Safety-Kleen's minority shareholders will be protected;

               (3) Take all appropriate steps to enhance Safety-Kleen's value and attractiveness as a merger/acquisition candidate;

               (4) Take all appropriate steps to effectively expose Safety-Kleen to the marketplace in an effort to create an active auction for Safety-Kleen, including, but not limited to, engaging in serious negotiations with Laidlaw or its representatives; and

               (5) Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Safety-Kleen's minority shareholders.

          31. As a result of defendants' failure to take such steps to date, plaintiffs and other members of the Class have been or will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

          32. The Director Defendants have breached their fiduciary duties to plaintiff and the Class by refusing to negotiate with Laidlaw to date without fully evaluating or becoming fully informed with regard to the Offer and without taking any steps to maximize shareholder value for plaintiff and the members of the Class.

          33. By virtue of the acts and conduct herein, the Director Defendants are not acting in good faith and have breached their fiduciary and other common law duties which they owe to plaintiff and the other members of the Class, have engaged in unfair dealing for their own benefit and the detriment of the Class, and have pursued a course of conduct designed to entrench themselves in their positions of control within the Company.

          34. The Director Defendants have violated their fiduciary duties owned to plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves and solidify their positions of control and enjoyment of the perquisites of office.

          35. As a result of the foregoing, defendants' summary rejection of the Offer is a breach of the defendants' fiduciary duties and should be enjoined.

          36. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

          WHEREFORE, plaintiff demands judgment as follows:

          (a) declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

          (b) declaring defendants' refusal to negotiate with Laidlaw or any other potential acquiror to be a breach of defendants' fiduciary duties of loyalty, due care, good faith, fair dealing, and candor to plaintiff and the Class;

          (c) ordering the Director Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by:

               (i) requiring defendants to consider the Offer in good faith, to take all possible measures maximizing the value of Safety-Kleen stock by, for example, engaging in a course of due diligence and negotiating with Laidlaw, or otherwise maximizing the value of the Company to plaintiff and the Class;

               (ii) requiring defendants to make full and fair disclosure of the Offer, the negotiations between Safety-Kleen and Laidlaw, and all other matters concerning a possible acquisition or merger of Safety-Kleen which a reasonable investor would consider important;

               (iii) requiring defendants to cooperate fully with any person or entity having a bona fide interest in proposing any transaction which would maximize stockholder value, including, but not limited to, a buyout or takeover of the Company; and

               (iv) requiring defendants to undertake an appropriate evaluation of Safety-Kleen's worth as a merger/acquisition candidate;

          (d) ordering defendants, jointly and severally, to pay to plaintiff and other members of the Class all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          (e) entering an order requiring defendants to take the steps set forth hereinabove;

          (f) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys and experts' fees; and

          (g) granting such other and further relief as the Court may deem just and equitable.

Dated:  November 10, 1997

                                        SCHIFFRIN & CRAIG, LTD.


                                     By:
                                         -------------------------------------
                                         Michael D. Craig
                                         SCHIFFRIN & CRAIG, LTD.
                                         750 West Lake-Cook Road
                                         Suite 190
                                         Buffalo Grove, Illinois  60089
                                         (847) 419-7700

                                         Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER, LLP
845 Third Avenue
New York, New York  10022
(212) 759-4600